Exhibit 99.1

Akanda Among the Leaders of Deployment in Mexico’s Largest Telecommunication Infrastructure Project

Toronto, Ontario--(Newsfile Corp. – September 30, 2025) - Akanda Corp. (NASDAQ: AKAN) (“Akanda”) is pleased to report on the progress of its 100% owned subsidiary First Towers & Fiber Corp. (“FTF” or the “Company”). FTF, a leader in telecommunications infrastructure in Mexico, today announced its continued commitment to increase data connectivity as a preferred contractor in Mexico’s largest telecommunications infrastructure public / private project, managed by Altan Redes and CFE Telecomunicaciones. With 30 cellular towers already deployed and generating revenue throughout Mexico, FTF brings proven expertise and operational capacity to the project. The Company expects to play a key role in strengthening the nation’s network backbone, ensuring reliable and future-ready communications for millions of users.

Complementing the Company’s network of cellular towers is its over 700 kms dark fiber network connecting five cities in central Mexico, playing a part in propelling the area as one of the top state economies, growing in 2025 as a result of industrial investment and infrastructure modernization. The Company is operating its growing dark fiber network, with Spanish multinational telecommunications giant Telefonica as the Company’s anchor tenant, leasing dark fiber over the Company’s entire network.

“Being part of the largest telecommunications infrastructure project in Mexico is both a responsibility and an honor,” said Chris Cooper, President of FTF. “Our growing tower network and expansive dark fiber network, coupled with our infrastructure expertise, position us to contribute meaningfully to Mexico’s digital future.”

FTF is expanding its telecommunications infrastructure network in the coming weeks to meet the growing needs of its clients and partners. With 30 cellular towers already deployed across Mexico and a 700-kilometer dark fiber network, the Company is strengthening its role as a key player in the largest telecommunications infrastructure project in Mexico’s history.

About First Towers & Fiber Corp.

First Towers is focused on tower development and operating its 700+km fiber optic network in the attractive wireless market of Mexico, with an intention to expand to other Latin American countries. It is a wholly-owned subsidiary of Akanda Corp. (Nasdaq:AKAN).

Forward-Looking Statements

This press release contains ” forward-looking statements.” Such statements which are not purely historical (including, but not limited to statements that contain words such as “will,” “believes,” “plans,” “anticipates,” “expects,” “intends,” “would,” “could” and “estimates”) are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future.

Important factors, among others, that may affect actual results or outcomes include: (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) risks that could adversely affect Akanda or the expected benefits of its recent acquisition of FTF (the “Transaction”) or that the approval of the stockholders of Akanda to authorize and issue its Class B Special Shares, or to approve the Transaction, is not obtained; (iii) failure to realize the anticipated benefits of the Transaction; (iv) the limited operating history of each of Akanda and FTF; (v) the ability of Akanda and its subsidiaries to grow and manage growth effectively; (vi) the ability of Akanda and its subsidiaries to execute their business plans; (vii) estimates of the size of the markets for Akanda’s and its subsidiaries’ products and services; (viii) the rate and degree of market acceptance of Akanda’s products and services; (ix) Akanda’s ability to identify and integrate acquisitions; (x) future investments in technology and operations; (xi) potential litigation involving Akanda; (xii) risks relating to the uncertainty of projected financial information; (xiii) the effects of competition on Akanda’s businesses; (xiv) developments and changes in laws and regulations; (xv) the impact of significant investigative, regulatory or legal proceedings; (xvi) general economic and market conditions impacting demand for Akanda’s products and services; (xvii) the ability to meet Nasdaq’s listing standards; (xviii) the ability of Akanda to raise capital, and to issue equity or equity-linked securities in connection with the Transaction or in the future; (xix) the ability of Akanda to manage its significant debt load and liabilities; (xx) such other risks and uncertainties as are discussed in Akanda’s Annual Report on Form 20-F filed with the SEC or in other documents Akanda files from time to time with the SEC. Akanda expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Akanda’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Actual results could differ from those projected in any forward-looking statements due to numerous factors. These forward-looking statements are made as of the date of this press release, and Akanda assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law. Although Akanda believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that such beliefs, plans, expectations or intentions will prove to be accurate. Investors should consult all of the information set forth herein and should also refer to the risk factors disclosure outlined in Akanda’s reports and statements filed from time-to-time with the Securities and Exchange Commission.__